SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from                      to                     .

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

AND FOR THE YEAR ENDED

DECEMBER 31, 2015

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2015

AND REPORT OF INDEPENDENT AUDITORS

AXA EQUITABLE 401(k) PLAN

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4-22

Supplemental Schedule:

Schedule H, Part IV, line 4i* — Schedule of Assets (Held at End of Year) December 31, 2015	23-36

Signature Page	37

Exhibit:

Consent of Independent Registered Public Accounting Firm

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2015.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AXA Equitable 401(k) Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, NY

June 21, 2016

AXA EQUITABLE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Investments, at fair value (Notes 3, 4, 5 and 6)	$1,780,225,456	$1,819,458,058
Receivables
Employer contributions	18,455,007	19,071,798
Notes receivable from participants (Note 1)	24,730,624	24,556,880
Other receivables	—	362,499

Total receivables	43,185,631	43,991,177

Total assets	1,823,411,087	1,863,476,235

Liabilities
Accrued expenses and other liabilities	1,267,857	1,052,498

Total liabilities	1,267,857	1,052,498

Net assets available for benefits, at fair value	1,822,143,230	1,862,423,737
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(6,368,053)	(11,700,358)

Net assets available for benefits	$1,815,775,177	$1,850,723,379

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2015
Additions
Investment income
Net depreciation in fair value of investments (Note 3)	$(28,344,166)
Interest	9,571,938
Dividends	28,488,597

Total investment income	9,716,369
Less investment expenses	6,241

Net investment income	9,710,128
Interest income on notes receivable from participants	1,043,150
Contributions
Participant	63,994,384
Employer	38,701,078

Total contributions	102,695,462

Total additions	113,448,740

Deductions
Benefits paid to participants	145,918,249
Administrative expenses, net of forfeitures	2,508,526

Total deductions	148,426,775

Net decrease during the year	(34,978,035)
Transfer from other Plan	29,833
Net assets available for benefits
Beginning of year	1,850,723,379

End of year	$1,815,775,177

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible common-law employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator, Northern Trust is the directed trustee of the Plan and Fidelity serves as the legal custodian for the fixed income investments. The Investment Committee no longer acts as the trustee of the Plan since November 17, 2011. The Plan has an agreement with Aon Hewitt, formerly known as Hewitt Associates LLC, (“Hewitt”), for the recordkeeping and administration of the Plan, effective as of March 21, 2011, as amended from time to time and with Northern Trust for the custodial trustee and disbursement agent functions, effective as of March 24, 2011.

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

Eligible new hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. The Plan has an automatic participation feature with a 30-day opt-out option. Eligible new hires who do not opt out, are automatically deemed to have elected a 3% before-tax contribution rate (See Note 8), which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 10% deferral percentage or elects out of the automatic increase program. New hires can opt-out, or change their contribution rate or investment options at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual eligible compensation, subject to reduction by limits imposed by the Code ($18,000 for 2015 and $17,500 for 2014). The maximum after-tax contribution is $10,000 (prior to January 1, 2014, $25,000) or 20% of the participant’s annual eligible compensation (10% for Puerto Rican participants and up to $10,000 per Plan year), whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 95% of his or her annual eligible compensation (Puerto Rican participants cannot make 401(k) Roth contributions). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $6,000 for 2015 and $ 5,500 for 2014 ($1,500 for Puerto Rican participants). The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

catch up contributions can contribute per the Code was $24,000 for 2015 and $ 23,000 for 2014 ($19,500 in 2015 and $19,000 in 2014 for Puerto Rican participants).

Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

For purposes of the Plan, compensation (i) does not include deferred earnings at the time earned but includes them at time of receipt so long as the participant is still in service with the Company or its participating affiliates and their affiliates or subsidiaries and (ii) does not include non-benefits eligible compensation. In addition, Effective January 1, 2014, for purposes of computing Company Contributions, compensation shall exclude any distributions of deferred earnings including the earnings and losses thereon received by a participant which are attributable to his or her elective deferrals made to the AXA Equitable Post-2004 Variable Deferred Compensation Plan on or after January 1, 2014 solely for the purpose of determining the Company Contributions.

Effective February 12, 2012, the Company and certain participating affiliates replaced the 3% matching contribution with a discretionary performance based (prior to February 2016, known as a profit sharing) contribution opportunity of up to 4% of each participant’s annual eligible compensation if the applicable employer meets certain performance goals. Other participating affiliates continue to make matching contributions. For 2015, the Company made a performance based contribution of $18,455,007 in March 2016. For 2014, the Company made a performance based contribution of $19,071,798 in March 2015.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company contribution (“Company Contribution”) for all participants except AXA Liabilities Managers Inc., AXA Art Insurance Corporation and Fine Art Services International (U.S.) Inc., or effective January 1, 2013, AXA Insurance Company and AXA Art Americas Corporation (collectively “AXA LM”) participants. Such payroll contributions will equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($118,500 in 2015) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit of $265,000 in 2015, provided that such participant meets certain employment conditions.

AXA Investment Managers, S.A.’s subsidiaries: AXA Private Equity US LLC and AXA IM Rose, Inc. or effective January 1, 2014, AXA Real Estate Managers US LLC and AXA Investment Managers Inc. (“AXA IM”) continued to provide a matching contribution which shall be not more than 4% of the applicable participant’s compensation (prior to January 1, 2014, 3%) and did not adopt the new performance based/ profit sharing contribution formula.

AXA LM continues to provide to AXA LM Participants a 5% matching contribution and a retirement program contribution which is based on the AXA LM participant’s age and years of service.

Performance based contributions (if any), Company Contributions and matching contributions are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee, which is the target allocation fund closest to the individual’s 65th birthday.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

The Plan was amended in 2015 to provide that effective January 1, 2015, any service performed for Global Reinsurance Company of America prior to January 1, 2015, will be generally recognized as vesting service.

The Plan was amended in 2015 to allow effective September 25, 2015, the conversion of at least $500 of the participant’s eligible vested Plan account balance to a Roth 401(k) account twice a year.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2015, the Plan offered twelve target allocation funds through a group annuity contract, about fifteen mutual funds, a Company stock fund, a self-directed brokerage window program and a fixed income fund as investment options for participants. Two of the core funds utilize a volatility management investment strategy (i.e., an asset management strategy that limits equity exposure during periods of high volatility to provide downside protection, but may also limit returns in an “up-market”). Effective July 21, 2010, the Company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the Company stock fund on or after March 22, 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching contribution/ performance based contribution, Company Contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Active participants may borrow from their fund accounts, in $1 increments (prior to March 30, 2011 in $100 increments), a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). Participants may have up to two loans outstanding at any time, either two general purpose loans or one residential and one general purpose loan. The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans ranged from 4.25% to 9.25% as of December 31, 2015 and 4.25% to 11% as of December 31, 2014. Principal and interest is paid over a range of one to five years for general purpose loans and five to fifteen years for residential loans. Participants whose loan is deemed distributed are not permitted to actively participate in the Plan for 6 months from the date of the deemed distribution, which means that they will not be able to make employee deferrals or receive matching contributions but will however be eligible to receive the performance based contribution (if any) and the Company Contributions. However, an active participant is permitted to transfer account balances among investment funds (except to the Company stock fund).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit for single individuals is a straight life annuity and for married individuals (as recognized under state or foreign law based on the state or country of celebration) is a qualified joint and survivor annuity. Additional forms of distribution available for participants include monthly installments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary.

A participant who has separated from service or is Disabled (as defined under the Plan) may elect to receive partial lump sum withdrawals from his or her vested account balance.

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Matching contributions, performance based contributions and Company Contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Special vesting rules apply for certain participants. AXA LM participants are fully vested in their retirement program contributions. In addition, the Plan recognizes prior vesting service for certain participants who were employed by AXA Rosenberg Investment Management LLC and its affiliates and Global Reinsurance Company of America prior to being employed by AXA Equitable or its participating employer if they meet certain employment date conditions.

Effective September 30, 2013, participants who were employed by AXA Private Equity U.S. LLC immediately prior to September 30, 2013 and effective October 1, 2013, participants whose employment was transferred to Protective Life Insurance Company pursuant to the corporate transactions contemplated in the Master Agreement by and among AXA Equitable Financial Services, LLC, AXA Financial, Inc. and Protective Life Insurance Company, dated as of April 10, 2013, were fully vested in their benefits.

Forfeited Accounts

Upon termination of service, other than due to death or disability (as defined under the Plan ), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce Company contributions, matching contributions or performance based contributions (if any). The balance in the forfeiture account totaled $2,155,674 and $911,077 at December 31, 2015 and 2014, respectively. During 2015, $790,584 from the forfeiture account was used to pay for administrative expenses.

Plan Expenses and Administration

The Plan has an administrative agreement with Hewitt, effective March 21, 2011,as amended from time to time for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments on sales is determined using specific identification. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation/(depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased. When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits

Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2015	2014
SSGA S&P 500 Index Non-Lending CL A, 4,786,173 shares and 4,939,615 shares, respectively	$183,262,594	$186,569,263
Blackrock Equity Index Fund, 7,720,906 and 7,746,628 units, respectively	148,840,184	147,348,266
Guaranteed Investment Contracts (“GIC”) (Note 6):
JP Morgan Chase *	113,063,740	120,649,017
State St. Bank & Trust Co. Boston *	129,739,449	138,443,475
Bank of Tokyo – Mitsubishi *	100,906,041	107,675,675

(*)	GICs are presented on a fair value basis (see Note 6).

During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $(28,344,166) as follows:

Common stock	$14,017,144
Mutual funds	(42,361,310)

Total depreciation	$(28,344,166)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Bonds

Bonds valued at the closing price reported in the active market in which the individual security is traded generally would be categorized as Level 1. When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For bonds with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data and are generally Level 2. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment and are generally Level 3.

Common stock

Common Stock valued based on the last sale price traded in an active market generally would be classified as Level 1. Securities with quoted prices in markets that were not active are considered Level 2.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Mutual funds, including target allocation funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value.

GIC wrappers

The fair value of the GIC wrappers contracts for synthetic guaranteed investment contracts is determined using the discounted cash flows that incorporates various inputs, including the difference between market rate for wrap fees and the actual wrap fees currently charged. GIC wrappers are classified as Level 3.

Short-term investments

Short-term investments primarily consist of corporate bonds with maturities of one year or less from the reporting date. The fair values of these securities and their levels within the fair value hierarchy are determined in the same manner as bonds.

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$167,552,761		$—		$167,552,761
US Treasury, government and agency	—	200,906,392		—		200,906,392
Commercial mortgage-backed	—	59,770,768		571	(2)	59,771,339
Residential mortgage-backed (1)	—	17,108,771		—		17,108,771
Asset-backed	—	56,558,849		242,434	(2)	56,801,283
Common stock:
Finance	—	82,217,268		—		82,217,268
Mutual funds:
Index	77,680,948	416,746,805	(3)	—		494,427,753
Balanced	76,220,931	—		—		76,220,931
Growth	185,119,230	224,137,758	(3)	—		409,256,988
Fixed income	103,066,487	46,519,292	(3)	—		149,585,779
Other	45,248,476	—		—		45,248,476
GIC Wrappers	—	—		93,844		93,844
Short-term investments	21,030,876	2,995		—		21,033,871

Total assets	$508,366,948	$1,271,521,659		$336,849		$1,780,225,456

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, Black Rock Equity Index Fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2015, bonds with fair value of $1,381,218 were transferred out of Level 3 and into Level 2 and mutual funds with fair value of $211,202,288 were transferred out of Level 1 and into Level 2 primarily due to change in pricing sources. All transfers between Levels of fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$133,085,778		$—		$133,085,778
US Treasury, government and agency	—	252,670,096		—		252,670,096
Commercial mortgage-backed	—	65,944,603		18,855	(2)	65,963,458
Residential mortgage-backed (1)	—	22,383,738		—		22,383,738
Asset-backed	—	44,164,964		4,188,801	(2)	48,353,765
Common stock:
Finance	—	75,343,414		—		75,343,414
Mutual funds:
Index	78,173,812	419,741,892	(3)	—		497,915,704
Balanced	81,774,460	—		—		81,774,460
Growth	369,424,172	33,284,906	(3)	—		402,709,078
Fixed income	135,005,606	27,181,914	(3)	—		162,187,520
Other	46,899,247	—		—		46,899,247
GIC Wrappers	—	—		100,475		100,475
Short-term investments	15,229,112	14,869,213		—		30,098,325

Total assets	$726,506,409	$1,088,670,518		$4,308,131		$1,819,485,058

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, Black Rock Equity Index Fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2014, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents reconciliation for Level 3 assets for the 2015 Plan year, January 1, 2015 to December 31, 2015:

	GIC Wrappers	Bonds: Commercial mortgage- backed	Bonds: Asset-backed
Balance, January 1, 2015	$100,475	$18,855	$4,188,801
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	(6,631)	1,583	(8,910)
Purchases	—	—	—
Sales	—	—	—
Settlements	—	(19,867)	(2,556,239)
Transfers out of Level 3	—	—	(1,381,218)

Balance, December 31, 2015	$93,844	$571	$242,434

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2015	$(6,631)	$1,637	$(8,707)

The table below presents reconciliation for Level 3 assets for the 2014 Plan year, January 1, 2014 to December 31, 2014:

	GIC Wrappers	Bonds: Commercial mortgage- backed	Bonds: Asset-backed
Balance, January 1, 2014	$106,023	$57,906	$2,796,391
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	(5,548)	2,947	12,779
Purchases	—	—	1,379,631
Sales	—	(41,998)	—
Settlements	—	—	—
Transfers out of Level 3	—	—	—

Balance, December 31, 2014	$100,475	$18,855	$4,188,801

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2014	$(5,548)	$3,137	$11,882

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2015.

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2015

	Fair Value	Valuation Technique	Significant Unobservable Input	Rate
Assets:
Investments:
GIC Wrappers	$93,844	Discounted Cash Flow	Discount Rate Wrap Fee Rate	2.01 23	% %

Approximately $243 thousand Level 3 investments for which the underlying quantitative inputs are not developed by AXA Equitable are not readily available. The fair value measurements of these Level 3 investments comprise approximately 72.1% of total assets classified as Level 3 and represent 0.02% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Equitable’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2014.

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2014

	Fair Value	Valuation Technique	Significant Unobservable Input	Rate
Assets:
Investments:
GIC Wrappers	$100,475	Discounted Cash Flow	Discount Rate Wrap Fee Rate	1.96 25	% %

Approximately $4.2 million Level 3 investments for which the underlying quantitative inputs are not developed by AXA Equitable are not readily available. The fair value measurements of these Level 3 investments comprise approximately 99.1% of total assets classified as Level 3 and represent 0.58% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Equitable reporting significantly higher or lower fair value measurements for these Level 3 investments.

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
	2015	2014
Net assets
Common stock	$82,217,268	$75,343,414

Changes in net assets
Net appreciation/(depreciation)	14,017,138
Benefits paid to participants	(2,917,051)
Net transfers from participant-directed investments	(4,226,233)

	$6,873,854

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (the “Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance those future adjustments to the crediting rate cannot result in a crediting rate of less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer. Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 1.95% and 1.69% in 2015 and 2014, respectively. The average yield for Synthetic GIC based on the interest rate credited to participants was 1.82% and 1.75% in 2015 and 2014, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

However, the Synthetic GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for participant’s contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•	Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

The Synthetic GICs are summarized as follows:

	December 31, 2015
	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Cor ntract Value
Synthetic GICs
JP Morgan Chase, #AXA-2-07	$113,063,740	$—	$(1,402,317)
State St Bk & Tr Co Boston, #107007	129,739,449	93,844	(1,702,989)
Prudential Ins Co America, #63048	78,243,645	—	(970,447)
American General Life, #931942	83,913,717	—	(1,040,773)
Bank Of Tokyo – Mitsubishi	100,906,041	—	(1,251,527)

Total Guaranteed Investment Contracts	$505,866,592	$93,844	$(6,368,053)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

	December 31, 2014
	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
JP Morgan Chase, #AXA-2-07	$120,649,017	$—	$(2,592,632)
State St Bk & Tr Co Boston, #107007	138,443,475	100,475	(3,075,493)
Prudential Ins Co America, #63048	83,492,894	—	(1,794,183)
American General Life, #931942	89,543,359	—	(1,924,202)
Bank Of Tokyo – Mitsubishi	107,675,675	—	(2,313,848)

Total Guaranteed Investment Contracts	$539,804,420	$100,475	$(11,700,358)

7.	RELATED-PARTY TRANSACTIONS

Effective March 21, 2011, Hewitt is the record keeper and effective March 24, 2011 Northern Trust is the custodian trustee and disbursement agent of the Plan. Fidelity is the custodian for the GIC investments. The Plan invests in a fixed income fund managed by Fidelity. Certain Plan investments are managed by Funds Management Group, LLC and AllianceBernstein L.P., parties-in-interest. Both, Funds Management Group, LLC and AllianceBernstein L.P. are affiliates of AXA Equitable. Administrative service fees paid by the Plan directly to Funds Management Group, LLC were determined by the expense ratios of 0.98, 0.74, 0.83, 0.87, and 0.86 for the funds, EQ/MFS International K, EQ/AllianceBernstein Small Cap Growth K, EQ/GAMCO Small Company Value K, the AXA Large Cap Growth Managed Volatility) and the AXA Large Cap Value Managed Volatility respectively. Administrative service fees paid by the Plan directly to AllianceBernstein L.P., Hewitt, Fidelity and Northern Trust were $412,021, $981,170, $221,677 and $1,116 respectively, during the year ended December 31, 2015.

The Plan incurred expenses in the amount of $1,462,788, including $441,959 and $327,019 of accrued expenses at December 31, 2015 and 2014, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”). The AXA S.A. ADRs held by participants were valued at $82,217,268 and $75,343,414 at December 31, 2015 and 2014, respectively. During the year ended December 31, 2015, the Plan received sales proceeds totaling $7,339,862 of AXA, S.A ADRs. The Plan received $2,733,596 in dividend income during the year ended December 31, 2015 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

8.	FUNDING POLICY

The following describes the terms of the annual discretionary performance based contribution: (i) the applicable performance goals and results will be determined each year by the applicable participating entity; (ii) subject to tax law limits, the percentage of any performance based contribution for a year will range from 0% up to 4%, as determined each year by the applicable participating entity in its sole discretion; (iii) to be eligible for any profit-sharing contribution for a year, a participant must be employed by AXA Equitable or any of its affiliates or subsidiaries on the last day of that year. However, if during that year, such participant: (a) retires directly from service for purposes of the AXA Equitable Retirement Plan or Retirement Income Security Plan for Employees, as applicable, (b) dies or becomes disabled while in service with AXA Equitable or any of its affiliates or subsidiaries or (c) his or her job is eliminated by AXA Equitable or any of its affiliates or subsidiaries, such participant’s account will be credited with a profit-sharing contribution (if one is made) based on his or her eligible compensation from the applicable participating entity during that year prior to the date he or she retires, dies, becomes disabled or is job eliminated, as applicable. Any performance based contribution for a year will be made no later than March 15 of the following year. The Company made a 2.5% performance based contribution for the Plan year 2015 to eligible participants (other than AXA LM and AXA IM Participants). This contribution of $18,455,007 was made on March 3, 2016.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company Contribution for all participants except AXA LM participants. Such payroll contributions will equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($118,500 in 2015) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit ($265,000 in 2015); provided that such participant meets certain employment conditions.

AXA LM and AXA IM made matching contributions to their respective eligible participants and AXA LM made retirement program contributions to its eligible participants.

Participants are able to contribute up to 75% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax and Roth 401(k) contribution basis (Puerto Rican participants cannot make Roth 401(k) contributions). In addition participants may contribute up to 20% of their eligible compensation up to $10,000 (prior to January 1, 2014, $25,000) on an after-tax basis (Puerto Rican participants can only contribute up to 1,000 of their eligible compensation and up to $10,000 per year).

In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. The Plan is not subject to ERISA’s minimum funding requirements.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

10.	PLAN AMENDMENTS

The following represents the material amendments made to the Plan for the 2015 Plan year:

The Plan was amended in 2015 to allow effective September 25, 2015, the conversion of at $500 of the participant’s eligible vested Plan account balance to a Roth 401(k) account twice a year. The Plan was also amended in 2015 to provide that effective January 1, 2015; any service performed for Global Reinsurance Company of America prior to January 1, 2015 will be generally recognized as vesting service.

11.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, March 14, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements and does not expect this position to change within the next twelve months. The Plan is subject to routine audits by various federal, state, and local tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Effective January 1, 2011, the Plan was amended to comply with the tax qualification provisions of the Puerto Rican tax code and to provide for dual qualification. A determination letter from the Puerto Rican Hacienda was received on October 25, 2013.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014, respectively:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,815,775,177	$1,850,723,379
Difference between contract value and fair value of Synthetic GICs	6,368,053	11,700,358

Net assets available for benefits per the Form 5500	$1,822,143,230	$1,862,432,737

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2015:

Net investment gain per the financial statements	$9,710,128
Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	(5,332,305)

Investment gain per the Form 5500	$4,377,823

13.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

On September 5, 2014, Paul John Malagoli, a participant in the Plan and AXA Equitable Retirement Plan, filed a complaint in the United States District Court for the Southern District Court of New York,. Mr. Malagoli alleges that AXA breached its fiduciary duty by not including commissions, fees and additional compensation for determination of his benefits under the Plans. On October 20, 2015, Mr. Malagoli filed a Second Amended Complaint, naming the Officers Committee on Benefit Plans and the individuals of the fiduciary committees as defendants. On March 24, 2016, the court granted AXA’s motion to transfer venue to New Jersey based on the forum selection clause contained in the Plans. Mr. Malagoli’s motion for reconsideration of that decision is pending.

14.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 21, 2016, the date the financial statements were available to be issued and has noted such events above.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds
***	ALLY AUTO R 15-1 A3 1.39% 09/19	09/16/2019, 1.39%, $731,000	**	$728,447
***	ALLYL 2014-SN1 A3 0.75% 02/17	02/21/2017, 0.75%, $615,903	**	615,430
***	ALLYL 2015-SN1 A3 1.21% 12/17	12/20/2017, 1.21%, $252,000	**	251,005
***	AMOT 2012-5 A 1.54% 09/19	09/15/2019, 1.54%, $438,000	**	435,680
***	AMOT 2015-3 A 1.63% 05/20	05/15/2020, 1.63%, $1,050,000	**	1,040,771
***	AMXCA 2013-3 A 0.98% 05/19	05/15/2019, 0.98%, $1,068,000	**	1,067,516
***	AMXCA 2014-2 A 1.26% 01/20	01/15/2020, 1.26%, $1,118,000	**	1,116,358
***	AMXCA 2014-3 A 1.49% 04/20	04/15/2020, 1.49%, $2.000,000	**	2,002,033
***	AMXCA 2014-4 A 1.43% 06/20	06/15/2020, 1.43%, $1,380,000	**	1,378,473
***	BACCT 2015-A2 A 1.36% 09/20	09/15/2020, 1.36%, $1,330,000	**	1,321,789
***	BMWLT 2014-1 A3 0.73% 02/17	02/21/2017, 0.73%, $767,350	**	766,761
***	BMWLT 2015-1 A3 1.24% 12/17	12/20/2017, 1.24%, $810,000	**	809,063
***	CARMX 2014-3 A3 1.16% 06/19	06/17/2019, 1.16%, $696,000	**	693,769
***	CARMX 2014-4 A3 1.25% 11/19	11/15/2019, 1.25%, $834,000	**	830,729
***	CARMX 2015-1 A3 1.38% 11/19	11/15/2019, 1.38%, $535,000	**	532,997
***	CARMX 2015-3 A3 1.63% 05/20	05/15/2020, 1.63%, $499,000	**	497,111
***	CCCIT 2013-A6 A6 1.32% 09/18	09/07/2018, 1.32%, $2,250,000	**	2,263,793
***	CCCIT 2014-A2 A2 1.02% 02/19	02/22/2019, 1.02%, $1,120,000	**	1,121,410
***	CCCIT 2014-A4 A4 1.23% 04/19	04/24/2019, 1.23%, $1,110,000	**	1,112,130
***	CCCIT 2014-A6 A6 2.15% 07/21	07/15/2021, 2.15%, $1,126,000	**	1,142,551
***	CCCIT 2014-A8 A8 1.73% 04/20	04/09/2020, 1.73%, $1,110,000	**	1,106,908
***	CHAIT 15-A7 A7 1.62% 07/20	07/15/2020, 1.62%, $1,032,000	**	1,029,234
***	CHAIT 2013-A8 A8 1.01% 10/18	10/15/2018, 1.01%, $580,000	**	579,741
***	CHAIT 2014-A1 A 1.15% 01/19	01/15/2019, 1.15%, $1,410,000	**	1,409,630
***	CHAIT 2014-A7 A 1.38% 11/19	11/15/2019, 1.38%, $1,387,000	**	1,383,886
***	CHAIT 2015-A2 A 1.59% 02/20	02/18/2020, 1.59%, $1,000,000	**	1,000,567
***	CHAIT 2015-A5 A 1.35% 04/20	04/15/2020, 1.35%, $1,060,000	**	1,054,574
***	COMET 2013-A3 A3 0.96% 09/19	09/16/2019, 0.96%, $1,631,000	**	1,629,345
***	COMET 2014-A2 A2 1.26% 01/20	01/15/2020, 1.26%, $1,120,000	**	1,120,302
***	COMET 2014-A5 A 1.48% 07/20	07/15/2020, 1.48%, $1,380,000	**	1,381,165
***	COMET 2015-A1 A 1.39% 01/21	01/15/2021, 1.39%, $100,000	**	1,054,657
***	COMET 2015-A5 A5 1.60% 05/21	05/17/2021, 1.60%, $1,000,000	**	997,332
***	DCENT 2013-A5 A5 1.04% 04/19	04/15/2019, 1.04%, $1,159,000	**	1,158,953
***	DCENT 2014-A3 A3 1.22% 10/19	10/15/2019, 1.22%, $1,110,000	**	1,109,375
***	DCENT 2014-A4 A4 2.12% 12/21	12/15/2021, 2.12%, $1,084,000	**	1,088,727
***	DCENT 2014-A5 A 1.39% 04/20	04/15/2020, 1.39%, $1,110,000	**	1,107,827
***	FORDF 2015-4 A1 1.77% 08/20	08/15/2020, 1.77%, $1,000,000	**	1,000,201
***	FORDL 15-A A3 1.13% 06/18	06/15/2018, 1.13%, $1,316,000	**	1,310,591
***	FORDO 2015-C A3 1.41% 02/20	02/15/2020, 1.41%, $758,000	**	755,046
***	GMALT 2015-1 A3 1.53% 09/18	09/20/2018, 1.53%, $912,000	**	908,942
***	GMALT 2015-2 A3 1.68% 12/18	12/20/2018, 1.68%, $776,000	**	771,925
***	HAROT 2015-4 A3 1.23% 09/19	09/23/2019, 1.23%, $688,000	**	682,590
***	HART 2015-B A3 1.12% 11/19	11/15/2019, 1.12%, $1,008,000	**	1,000,746
***	HART 2015-C A3 1.46% 02/20	02/18/2020, 1.46%, $745,000	**	742,511
***	MBALT 2015-A A3 1.10% 08/17	08/15/2017, 1.10%, $1,074,000	**	1,073,388

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds (continued)
***	MBALT 2015-B A3 1.34% 07/18	07/16/2018, 1.34%, $500,000	**	$497,978
***	NALT 2014-A A3 0 .80% 02/17	02/15/2017, 0.80%, $610,000	**	609,667
***	NAROT 2015-C A3 1.37% 05/20	05/15/2020, 1.37%, $745,000	**	740,301
***	NEF 2005-1 A5 1.04% 10/45	10/30/2045, 1.04%, $255,899	**	242,434
***	SYNCT 2015-1 A 2.37% 03/23	03/15/2023, 2.37%, $1,035,000	**	1,031,603
***	SYNCT 2015-2 A 1.60% 04/21	04/15/2021, 1.60%, $1,050,000	**	1,043,256
***	TAOT 2015-C A3 1.34% 06/19	06/17/2019, 1.34%, $1,000,000	**	998,173
***	VALET 2013-2 A3 0.70% 04/18	04/20/2018, 0.70%, $782,994	**	779,424
***	VALET 2014-1 A3 0.91% 10/18	10/22/2018, 0.91%, $740,000	**	734,899
***	VWALT 2014-A A3 0.80% 4/17	04/20/2017, 0.80%, $718,294	**	716,487
***	VWALT 2015-A A3 1.25% 12/17	12/20/2017, 1.25%, $658,000	**	651,713
***	WOART 2014-B A3 1.14% 01/20	01/15/2020, 1.14%, $1,013,000	**	1,009,430
***	WOLS 2014-A A3 1.16% 09/17	09/15/2017, 1.16%, $787,000	**	784,975
***	WOLS 2015-A A3 1.54% 10/18	10/15/2018, 1.54%, $780,000	**	774,964

	Total asset backed bonds			56,801,283

	Commercial mortgage-backed bonds
***	BACM 2006-4 A1A CSTR 5.62% 07/46	07/10/2046, 5.62%, $897,342	**	909,386
***	BACM 2006-4 A4 5.63% 07/46	07/10/2046, 5.63%, $516,410	**	523,028
***	BSCMS 2006-PW12 A1A CSTR 5.71% 09/38	09/11/2038, 5.71%, $574,281	**	579,279
***	BSCMS 2006-PW13 A1A 5.53 09/41	09/11/2041, 5.53%, $800,185	**	815,061
***	BSCMS 2006-PW14 A1A 5.19 12/38	12/11/2038, 5.19%, $351,174	**	360,246
***	BSCMS 2006-T22 A1A CSTR 5.62% 04/38	04/12/2038, 5.62%, $510,482	**	514,331
***	CD 2007-CD5 A1A 5.80% 11/44	11/15/2044, 5.80%, $823,690	**	870,408
***	CGCMT 13-GC11 A1 0.75% 12/17	04/10/2046, 0.75%, $216,425	**	214,709
***	CGCMT 2006-C4 A1A CSTR 5.81% 03/49	03/15/2049, 5.81%, $294,933	**	297,628
***	CGCMT 2006-C5 A1A 5.43% 10/49	10/15/2049, 5.43%, $1,438,978	**	1,474,566
***	CGCMT 2006-C5 A4 5.43% 10/49	10/15/2049, 5.43%, $834,635	**	849,588
***	CGCMT 2015-GC29 A2 2.67% 04/48	04/10/2048, 2.67%, $505,000	**	508,864
***	COMM 06-C8 A4 5.31% 12/46	12/10/2046, 5.31%, $1,139,755	**	1,165,100
***	COMM 2006-C7 A1A CSTR 5.76% 06/46	06/10/2046, 5.76%, $910,612	**	921,933
***	COMM 2006-C8 A1A 5.29% 12/46	12/10/2046, 5.29%, $915,624	**	940,568
***	COMM 2012-CR1 A2 2.35% 05/45	05/15/2045, 2.35%, $395,326	**	398,592
***	COMM 2012-CR2 A1 0.82% 08/45	08/15/2045, 0.82%, $29,179	**	29,159
***	COMM 2012-CR3 ASB 2.37% 10/45	10/15/2045, 2.37%, $491,000	**	487,861
***	COMM 2012-CR5 A1 0.67% 12/45	12/10/2045, 0.67%, $126,900	**	126,247
***	COMM 2013-CR9 A1 1.34% 07/45	07/10/2045, 1.34%, $117,407	**	117,141
***	COMM 2013-LC6 A1 0.72% 01/46	01/10/2046, 0.72%, $168,772	**	167,484
***	COMM 2014-CR17 A2 3.01% 05/47	05/10/2047, 3.01%, $800,000	**	817,989
***	COMM 2014-CR18 A2 2.92% 07/47	07/15/2047, 2.92%, $620,000	**	631,636
***	COMM 2014-CR20 A2 2.80% 11/47	11/10/2047, 2.80%, $569,000	**	577,273
***	COMM 2015-CR22 A2 2.86% 03/48	03/10/2048, 2.86%, $362,000	**	367,440
***	CWCI 2007-C2 A3 5.48% 04/47	04/15/2047, 5.48%, $535,808	**	553,136
***	FHR 2015-4472 WL 3.00% 05/45	05/15/2045, 3.00%, $1,244,655	**	1,275,749

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	FHR 2495 UJ 3.50% 07/32	07/15/2032, 3.50%, $3,124	**	$3,167
***	FHR 2794 JT 6.00% 10/32	10/15/2032, 6.00%, $45,732	**	47,492
***	FHR 3741 HD 3.00% 11/39	11/15/2039, 3.00%, $272,105	**	278,365
***	FHR 3820 DA 4.00% 11/35	11/15/2035, 4.00%, $291,749	**	305,330
***	FHR 4046 LA 3.00% 11/26	11/15/2026, 3.00%, $1,532,161	**	1,577,815
***	FHR SER 4221 CLS GA 1.40% 07/23	07/15/2023, 1.40%, $946,313	**	935,477
***	FNR 2000-32 FM IML+450 0.81% 10/30	10/18/2030, 0.81%, $2,405	**	2,410
***	FNR 2000-34 F 1ML+45 0.87% 10/30	10/25/2030, 0.87%, $8,477	**	8,493
***	FNR 2012-94 E 3.00% 06/22	06/25/2022, 3.00%, $184,219	**	188,783
***	FNR 2013-16 GP 3.00% 03/33	03/25/2033, 3.00%, $2,348,684	**	2,424,171
***	FNR 2014-83 P 3.00% 06/43	06/25/2043, 3.00%, $1,219,376	**	1,260,334
***	FNR 2015-28 JE 3.00% 05/45	05/25/2045, 3.00%, $2,171,482	**	2,228,078
***	FNR 2015-28 P 2.50% 05/45	05/25/2045, 2.50%, $2,863,708	**	2,885,358
***	FNR 2015-32 PA 3.00% 04/44	04/25/2044, 3.00%, $965,358	**	993,980
***	FNR 2015-42 LE 3.00% 06/45	06/25/2045, 3.00%, $1,802,233	**	1,837,166
***	FNR 2015-49 LE 3.00% 07/45	07/25/2045, 3.00%, $1,300,304	**	1,332,030
***	FNR 2015-54 LE 2.50% 07/45	07/25/2045, 2.50%, $1,565,717	**	1,581,816
***	FSPC T-59 1A3 7.50% 10/43	10/25/2043, 7.50%, $38,000	**	45,496
***	GECMC 2006-C1 A1A CSTR 5.46% 03/44	03/10/2044, 5.46%, $93,436	**	93,827
***	GNR 13-41 PA 2.50% 04/40	04/20/2040, 2.50%, $547,815	**	558,856
***	GNR 2000-35 F 1ML+55 0.89% 12/25	12/16/2025, 0.89%, $8,511	**	8,585
***	GSMS 2006-GG8 A1A 5.55% 11/39	11/10/2039, 5.55%, $489,116	**	498,651
***	GSMS 2006-GG8 A4 5.56% 11/39	11/10/2039, 5.56%, $1,120,760	**	1,124,025
***	GSMS 2013-GC10 A1 0.70% 02/46	02/10/2046, 0.70%, $2,598	**	2,598
***	GSMS 2013-GC10 A2 1.84% 02/46	02/10/2046, 1.84%, $240,000	**	240,397
***	GSMS 2013-GC12 A1 VAR 0.74% 06/46	06/10/2046, 0.74%, $226,157	**	223,954
***	JPMBB 15-C29 A2 2.92% 05/48	05/15/2048, 2.92%, $522,000	**	531,022
***	JPMCC 2006-CB16 A1A 5.55% 05/45	05/12/2045, 5.55%, $1,349,334	**	1,371,740
***	JPMCC 2006-CB16 A4 5.55% 05/45	05/12/2045, 5.55%, $138,600	**	140,868
***	JPMCC 2006-LDP7 A1A CSTR 5.91% 04/45	04/15/2045, 5.91%, $1,002,811	**	1,017,531
***	JPMCC 2006-LDP7 A4 CSTR 5.91% 04/45	04/15/2045, 5.91%, $677,308	**	682,813
***	JPMCC 2012-LC9 A1 0.67% 12/47	12/15/2047, 0.67%, $125,251	**	125,064
***	JPMCC 2013-C10 0.73% 12/47	12/15/2047, 0.73%, $141,161	**	140,162
***	JPMCC 2015-JP1 A2 3.14% 01/49	01/15/2049, 3.14%, $577,000	**	593,326
***	LBMT 1991-2 A3 CSTR 8.67% 01/17	01/20/2017, 8.67%, $568	**	571
***	LBUBS 2006-C6 A1A CSTR 5.34% 09/39	09/15/2039, 5.34%, $1,117,879	**	1,139,599
***	LBUBS 2006-C6 A4 5.37% 09/39	09/15/2039, 5.37%, $610,190	**	620,850
***	LBUBS 2007-C7 A3 5.87% 09/45	09/15/2045, 5.87%, $446,328	**	469,857
***	MLCFC 2006-3 A4 CSTR 5.41% 07/46	07/12/2046, 5.41%, $1,865,390	**	1,899,013
***	MLMT 2006-C2 A1A CSTR 5.74% 08/43	08/12/2043, 5.74%, $775,639	**	787,840
***	MSBAM 2012-C5 A1 0.92% 08/45	08/15/2045, 0.92%, $121,121	**	120,997
***	MSBAM 2012-C5 A2 1.97% 08/45	08/15/2045, 1.97%, $1,000,000	**	1,002,928
***	MSBAM 2014-C14 A2 2.92% 02/47	02/15/2047, 2.92%, $927,000	**	946,564
***	MSC 2006-HQ9 A4 CSTR 5.73% 07/44	07/12/2044, 5.73%, $492,864	**	498,229
***	MSC 2006-IQ11 A1A CSTR 5.77% 10/42	10/15/2042, 5.77%, $691,782	**	697,082

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	MSC 2007-IQ13 A1A 5.31% 03/44	03/15/2044, 5.31%, $313,932	**	$324,637
***	MSC 2007-T27 A1A CSTR 5.64% 06/42	06/11/2042, 5.64%, $857,181	**	899,195
***	MSC 2011-C2 A4 4.66% 06/44	06/15/2044, 4.66%, $806,000	**	879,155
***	UBSBB 2012-C2 A1 1.01% 05/63	05/10/2063, 1.01%, $194,490	**	194,055
***	UBSBB 2012-C4 A1 0.67% 12/45	12/10/2045, 0.67%, $162,257	**	161,293
***	UBSBB 2013-C6 A1 0.80% 04/46	04/10/2046, 0.80%, $193,490	**	191,858
***	UBSCM 2012-C1 A2 2.18% 05/45	05/10/2045, 2.18%, $361,406	**	363,606
***	WBCMT 2006-C24 A1A CSTR 5.56% 03/45	03/15/2045, 5.56%, $238,864	**	239,682
***	WBCMT 2006-C25 A1A CSTR 5.76% 05/43	05/15/2043, 5.76%, $684,715	**	693,577
***	WBCMT 2006-C25 A5 CSTR 5.77% 05/43	05/15/2043, 5.77%, $290,000	**	292,936
***	WBCMT 2006-C26 A1A CSTR 6.01% 06/45	06/15/2045, 6.01%, $822,783	**	832,908
***	WBCMT 2006-C27 A3 CSTR 5.77% 07/45	07/15/2045, 5.77%, $585,141	**	587,223
***	WBCMT 2006-C29 A1A 5.30% 11/48	11/15/2048, 5.30%, $1,313,075	**	1,347,942
***	WBCMT 2006-C29 A4 5.31% 11/48	11/15/2048, 5.31%, $246,297	**	250,751
***	WFCM 2012-LC5 ASB 2.53% 10/45	10/15/2045, 2.53%, $447,000	**	446,212
***	WFCM 2013-LC12 A1 1.68% 07/46	07/15/2046, 1.68%, $738,625	**	736,594
***	WFRBS 13-C14 A1 0.84% 06/46	06/15/2046, 0.84%, $158,410	**	157,093
***	WFRBS 2011-C5 A1 1.46% 11/44	11/15/2044, 1.46%, $21,339	**	21,359
***	WFRBS 2012-C8 A1 0.86% 08/45	08/15/2045, 0.86%, $158,988	**	158,468
***	WFRBS 2012-C8 A2 1.88% 08/45	08/15/2045, 1.88%, $560,000	**	560,721
***	WFRBS 2013-C11 A1 0.80% 03/45	03/15/2045, 0.80%, $99,559	**	98,971
***	WFRBS 2013-C13 A1 0.78% 05/45	05/15/2045, 0.78%, $136,657	**	135,587
***	WFRBS 2013-C14 A2 2.13% 06/46	06/15/2046, 2.13%, $230,000	**	230,404

	Total commercial mortgage-backed bonds			59,771,339

	Corporate bonds
***	AB INBEV FIN	02/01/2019, 2.15%, $1,120,000	**	1,123,861
***	ABBVIE INC	05/14/2018, 1.80%, $1,000,000	**	997,811
***	ABBVIE INC	05/14/2020, 2.50%, $815,000	**	809,604
***	ACE INA HOLDING	11/03/2020, 2.30%, $350,000	**	348,938
***	ACTAVIS FUNDING	03/12/2018, 2.35%, $1,000,000	**	1,008,315
***	ACTAVIS FUNDING SCS	03/12/2020, 3.00%, $457,000	**	460,787
***	AMERICAN EX CRD	03/18/2019, 2.13%, $840,000	**	845,147
***	AMERICAN INTL	01/16/2018, 5.85%, $657,000	**	725,399
***	AMERICAN INTL GROUP	07/16/2019, 2.30%, $264,000	**	264,577
***	AB INBEV FIN	02/01/2019, 2.15%, $1,120,000	**	1,123,861
***	ABBVIE INC	05/14/2018, 1.80%, $1,000,000	**	997,811
***	ABBVIE INC	05/14/2020, 2.50%, $815,000	**	809,604
***	ACE INA HOLDING	11/03/2020, 2.30%, $350,000	**	348,938
***	ACTAVIS FUNDING	03/12/2018, 2.35%, $1,000,000	**	1,008,315
***	ACTAVIS FUNDING SCS	03/12/2020, 3.00%, $457,000	**	460,787
***	AMERICAN EX CRD	03/18/2019, 2.13%, $840,000	**	845,147
***	AMERICAN INTL	01/16/2018, 5.85%, $657,000	**	725,399
***	AMERICAN INTL GROUP	07/16/2019, 2.30%, $264,000	**	264,577

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)
***	AMGEN INC	05/01/2020, 2.13%, $571,000	**	$565,466
***	AMGEN INC	05/22/2019, 2.20%, $450,000	**	450,573
***	ANGLO AMER CAP	04/15/2021, 4.13%, $550,000	**	381,541
***	ANZ NY BRAN	01/10/2017, 1.25%, $840,000	**	846,046
***	APPLE INC	05/03/2018, 1.00%, $2,142,000	**	2,128,632
***	APPLE INC	05/06/2021, 2.85%, $830,000	**	854,000
***	AT&T INC	06/30/2020, 2.45%, $970,000	**	955,713
***	AUST & NZ BKG NY	06/13/2019, 2.25%, $830,000	**	829,492
***	AUSTRALIA & NZ	05/15/2018, 1.45%, $580,000	**	575,642
***	AUSTRALIA & NZ	10/06/2017, 1.88%, $600,000	**	604,099
***	AVALONBAY COMM	10/01/2020, 3.63%, $266,000	**	278,558
***	BAE SYSTEMS	12/15/2020, 2.85%, $1,000,000	**	999,532
***	BANK AMER FDG	04/21/2020, 2.25%, $750,000	**	735,352
***	BANK AMER FDG CRP	01/15/2019, 2.60%, $1,795,000	**	1,822,614
***	BANK AMER NA	03/26/2018, 1.65%, $729,000	**	727,211
***	BANK AMER NA	06/05/2018, 1.75%, $1,000,000	**	995,642
***	BANK AMERICA CORP	04/01/2019, 2.65%, $1,140,000	**	1,150,075
***	BANK NOVA SCOTIA	07/21/2021, 2.80%, $830,000	**	845,281
***	BANK OF AMERICA CRP MTN	01/11/2018, 2.00%, $750,000	**	756,196
***	BANK T-M UFJ	02/26/2018, 1.65%, $580,000	**	578,138
***	BANK T-M UFJ	09/08/2019, 2.35%, $550,000	**	551,402
***	BANK T-M UFJ	09/09/2018, 2.70%, $570,000	**	580,994
***	BANK TOKYO-MSB	03/05/2020, 2.30%, $530,000	**	526,581
***	BARCLAYS BNK PLC	02/20/2019, 2.50%, $800,000	**	809,103
***	BARCLAYS PLC	11/08/2019, 2.75%, $466,000	**	466,184
***	BARCLAYS PLC	06/08/2020, 2.88%, $520,000	**	519,864
***	BAT INTL FIN	06/15/2020, 2.75%, $1,040,000	**	1,041,435
***	BAT INTL FIN	06/15/2022, 3.50%, $780,000	**	801,263
***	BAYER US FIN	10/08/2021, 3.00%, $289,000	**	293,605
***	BAYER US FIN	10/08/2019, 2.38%, $396,000	**	398,523
***	BECTON DICKINSO	12/15/2019, 2.68%, $166,000	**	167,148
***	BNP PARIBA	03/17/2019, 2.45%, $565,000	**	571,791
***	BP CAP MKTS PLC	01/15/2020, 2.52%, $550,000	**	554,622
***	BPCE SA	07/15/2019, 2.50%, $550,000	**	558,184
***	BRITISH TELECOM PLC	02/14/2019, 2.35%, $339,000	**	342,964
***	CAPITAL ONE BK	02/13/2019, 2.25%, $1,120,000	**	1,124,984
***	CAPITAL ONE BK	08/17/2018, 2.35%, $750,000	**	758,057
***	CAPITAL ONE FIN	04/24/2019, 2.45%, $460,000	**	463,043
***	CELGENE CORP	08/15/2018, 2.13%, $473,000	**	476,993
***	CHEVRON CORP NE	12/05/2017, 1.10%, $1,115,000	**	1,108,282
***	CHEVRON CORP NEW	03/03/2020, 1.96%, $500,000	**	496,128
***	CHEVRON PHIL	05/01/2020, 2.45%, $482,000	**	478,100
***	CISCO SYSTEMS	06/15/2020, 2.45%, $520,000	**	525,612
***	CISCO SYSTEMS INC	03/01/2019, 2.13%, $1,120,000	**	1,137,568
***	CITIGROUP INC	04/27/2018, 1.70%, $520,000	**	516,656

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Corporate bonds (continued)
***	CITIGROUP INC	02/05/2018, 1.80%, $1,075,000	**	$1,079,108
***	CITIGROUP INC	11/24/2017, 1.85%, $550,000	**	550,263
***	CITIGROUP INC	07/29/2019, 2.50%, $550,000	**	555,038
***	CITIGROUP INC	04/08/2019, 2.55%, $560,000	**	566,946
***	CITIGROUP INC	06/10/2025, 4.40%, $785,000	**	795,242
***	CITIZENS BK MTN	12/04/2019, 2.45%, $500,000	**	492,981
***	COMERICA INC	05/23/2019, 2.13%, $336,000	**	334,409
***	COMMONWEALTH BK NY	09/06/2019, 2.30%, $550,000	**	552,914
***	COMMONWEALTH NY	03/13/2019, 2.25%, $1,110,000	**	1,119,881
***	COMMWLTH BK ASTL NYB	03/12/2020, 2.30%, $1,050,000	**	1,047,098
***	COMWLTH EDISON	01/15/2019, 2.15%, $219,000	**	220,208
***	CONOCOPHILLIP CO	05/15/2020, 2.20%, $330,000	**	320,352
***	CREDIT SUISSE NY	04/27/2018, 1.70%, $1,000,000	**	995,906
***	CREDIT SUISSE NY	05/28/2019, 2.30%, $1,110,000	**	1,113,611
***	CREDIT SUISSE NY	10/29/2021, 3.00%, $550,000	**	550,943
***	CVS CAREMARK	12/05/2018, 2.25%, $446,000	**	448,968
***	CVS HEALTH CORP	07/20/2020, 2.80%, $466,000	**	474,123
***	DAIMLER FIN	03/02/2020, 2.25%, $533,000	**	525,044
***	DAIMLER FIN NA	09/03/2019, 2.25%, $1,100,000	**	1,091,926
***	DAIMLER FIN NA	05/18/2020, 2.45%, $1,050,000	**	1,033,050
***	DANAHER CORP	09/15/2020, 2.40%, $184,000	**	185,314
***	DEUTSCHE BANK AG	02/13/2019, 2.50%, $1,510,000	**	1,535,944
***	DEVON ENERGY CO	12/15/2018, 2.25%, $570,000	**	520,914
***	DISCOVER BANK	11/13/2018, 2.60%, $500,000	**	504,685
***	DISCOVER BANK	06/04/2020, 3.10%, $502,000	**	504,542
***	DOMINION RESOURCE	06/15/2018, 1.90%, $843,000	**	835,634
***	DUKE ENERGY COR	06/15/2018, 2.10%, $463,000	**	464,052
***	ENTERPRISE PRD	10/15/2019, 2.55%, $113,000	**	108,978
***	ERP OPERATING LP	07/01/2019, 2.38%, $363,000	**	368,319
***	ESSEX PORTFOLIO LP	03/15/2017, 5.50%, $515,000	**	544,551
***	EXELON CORP	06/09/2017, 1.55%, $103,000	**	102,667
***	EXELON CORP	06/15/2020, 2.85%, $152,000	**	151,403
***	EXPRESS SCRIP HD	06/15/2019, 2.25%, $830,000	**	826,028
***	FIFTH THIRD BAN	04/25/2019, 2.38%, $862,000	**	868,693
***	FIFTH THIRD BAN	07/27/2020, 2.88%, $500,000	**	505,788
***	FIFTH THIRD BANK	08/20/2018, 2.15%, $500,000	**	505,393
***	FORD MTR CR	10/01/2018, 2.88%, $1,200,000	**	1,210,677
***	GENERAL ELEC CO	03/11/2024, 3.38%, $986,000	**	1,030,709
***	GOLDMAN SACHS GRP	01/31/2019, 2.63%, $1,670,000	**	1,700,558
***	GOLDMAN SACHS GRP	09/15/2020, 2.75%, $901,000	**	907,899
***	GSINC	07/19/2018, 2.90%, $570,000	**	588,588
***	HALLIBURTON CO	11/15/2020, 2.70%, $1,119,000	**	1,110,559
***	HEWLETT PACK	10/05/2018, 2.85%, $1,200,000	**	1,207,353
***	HSBC	05/15/2018, 1.50%, $1,160,000	**	1,149,551
***	HSBC USA INC	06/23/2019, 2.25%, $835,000	**	831,810

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)
***	HSBC USA INC	09/24/2018, 2.63%, $303,000	**	$309,551
***	HYUNDAI CAP AM	03/19/2020, 2.60%, $530,000	**	524,675
***	HYUNDAI CAP AME	02/06/2019, 2.55%, $1,390,000	**	1,393,678
***	IBRD	06/15/2018, 1.00%, $956,000	**	948,088
***	INGERSOLL-RND LX	05/01/2020, 2.63%, $150,000	**	148,474
***	INTERCONT EXCH	10/15/2018, 2.50%, $404,000	**	409,722
***	INTERCONT EXCH	12/01/2020, 2.75%, $181,000	**	181,542
***	JPMC CO	10/22/2019, 2.20%, $1,024,000	**	1,020,454
***	JPMC CO	01/28/2019, 2.35%, $966,000	**	979,763
***	JPMC CO	10/29/2020, 2.55%, $500,000	**	497,744
***	JPMORGAN CHASE & CO	06/23/2020, 2.75%, $1,580,000	**	1,588,328
***	JPMORGAN CHASE &CO	01/23/2020, 2.25%, $800,000	**	795,226
***	KEY BANK NA	12/15/2019, 2.50%, $429,000	**	430,233
***	KINDER MORGAN EN	02/01/2019, 2.65%, $261,000	**	244,198
***	KINDER MORGAN IC	12/01/2019, 3.05%, $390,000	**	362,071
***	KINDER MRGN INC	12/01/2017, 2.00%, $202,000	**	194,958
***	LOCKHEED MARTIN	11/23/2020, 2.50%, $692,000	**	691,391
***	MANITOBA (PROV)	06/01/2018, 1.13%, $890,000	**	881,480
***	MANU&TRD NT PRG	01/30/2019, 2.30%, $560,000	**	566,645
***	MANUFCTRS & TRDR	02/06/2020, 2.10%, $800,000	**	792,897
***	MARSH & MCLENN	03/06/2020, 2.35%, $750,000	**	749,152
***	MARSH & MCLENNAN	09/10/2019, 2.35%, $344,000	**	345,799
***	MARSHMCLEN	10/15/2018, 2.55%, $600,000	**	609,082
***	MASSMUTUAL	11/23/2020, 2.45%, $1,000,000	**	997,712
***	MASSMUTUAL GBL	08/02/2018, 2.10%, $1,000,000	**	1,013,385
***	MASSMUTUAL GLB	04/09/2019, 2.35%, $1,120,000	**	1,131,800
***	MASSMUTUAL GLBL	04/05/2017, 2.00%, $1,230,000	**	1,244,446
***	MASTERCARD INC	04/01/2019, 2.00%, $311,000	**	313,778
***	MCDONALDS CORP	12/07/2018, 2.10%, $217,000	**	217,455
***	MCDONALDS CORP	12/09/2020, 2.75%, $101,000	**	101,120
***	MCGRAW HILL FINL INC	08/15/2018, 2.50%, $320,000	**	324,980
***	MCKESSON CO	03/15/2019, 2.28%, $766,000	**	768,190
***	MEDTRONIC INC	03/15/2020, 2.50%, $1,100,000	**	1,116,193
***	MET LIFE GLB	04/10/2019, 2.30%, $1,120,000	**	1,126,084
***	MET LIFE GLBL	01/10/2018, 1.50%, $1,395,000	**	1,397,741
***	MET LIFE GLBL FDG	04/14/2020, 2.00%, $1,020,000	**	1,003,924
***	METLIFE INC	12/15/2017, 1.90%, $116,000	**	116,783
***	MICROSOFT CORP	11/15/2017, 0.88%, $179,000	**	178,550
***	MITSUBISHI	10/16/2019, 2.45%, $550,000	**	550,957
***	MIZUHO BK LTD 2	04/16/2019, 2.45%, $560,000	**	563,268
***	MIZUHO BNK LTD	09/25/2019, 2.65%, $550,000	**	556,672
***	MORGAN STANLEY	04/25/2018, 2.13%, $580,000	**	583,558
***	MORGAN STANLEY	07/23/2019, 2.38%, $1,050,000	**	1,057,661
***	MORGAN STANLEY	01/24/2019, 2.50%, $2,575,000	**	2,617,693
***	MORGAN STANLEY	01/27/2020, 2.65%, $850,000	**	857,621

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)
***	MUFG AMERICAS HLD	02/10/2020, 2.25%, $528,000	**	$524,019
***	NEW YORK LIFE	10/30/2017, 1.30%, $1,510,000	**	1,507,289
***	NEW YORK LIFE	02/11/2020, 1.95%, $1,340,000	**	1,324,301
***	NORDEA BK	09/17/2018, 1.88%, $750,000	**	749,266
***	NORDEA BK AB	04/04/2019, 2.38%, $840,000	**	847,855
***	ONTARIO PROV 2	09/27/2018, 2.00%, $2,650,000	**	2,685,646
***	ORACLE CORP	10/08/2019, 2.25%, $610,000	**	619,751
***	ORACLE CORP	05/15/2022, 2.50%, $1,330,000	**	1,310,467
***	PEPSICO INC	11/01/2018, 7.90%, $627,000	**	743,037
***	PG&E CORP	03/01/2019, 2.40%, $83,000	**	83,505
***	PHILIP MORS INT	01/15/2019, 1.88%, $580,000	**	583,528
***	PNC BANK NA	10/18/2019, 2.40%, $550,000	**	554,841
***	PNC BK PITT MTN	11/05/2018, 1.80%, $500,000	**	500,216
***	PNC BK PITT MTN	01/28/2019, 2.20%, $560,000	**	567,140
***	PRICOA GLBL F	05/29/2018, 1.60%, $580,000	**	574,467
***	PRICOA GLOBAL	09/21/2018, 1.90%, $500,000	**	500,886
***	PRINCIPAL LIF	04/08/2020, 2.20%, $1,060,000	**	1,056,472
***	PRINCIPAL LIF	09/11/2019, 2.38%, $1,00,0000	**	1,003,650
***	PROCTER & GAMBLE	11/15/2018, 1.60%, $1,059,000	**	1,068,670
***	PROCTER GAMBLE MTN	02/15/2019, 4.70%, $254,000	**	281,349
***	REGIONS FIN CORP	09/14/2018, 2.25%, $750,000	**	754,292
***	REYNOLDS AMERICAN	06/12/2018, 2.30%, $233,000	**	234,762
***	REYNOLDS AMERICAN	06/12/2020, 3.25%, $713,000	**	725,920
***	REYNOLDS AMERICAN	06/12/2022, 4.00%, $357,000	**	372,125
***	ROPER INDUSTRIES	10/01/2018, 2.05%, $606,000	**	605,253
***	ROPER TECHNOLOGIES	12/15/2020, 3.00%, $1,000,000	**	997,922
***	ROYAL BK CAN GL	01/16/2018, 1.50%, $1,190,000	**	1,192,468
***	ROYAL BK CAN GL	10/30/2020, 2.35%, $700,000	**	696,795
***	ROYAL BK CDA	07/27/2018, 2.20%, $1,388,000	**	1,412,529
***	ROYAL BK OF CDA	03/15/2019, 2.15%, $560,000	**	565,157
***	SABMILLER HLDG	08/01/2018, 2.20%, $570,000	**	573,996
***	SELECT INCOME REIT	02/01/2018, 2.85%, $259,000	**	261,734
***	SEMPRA ENERGY	03/15/2020, 2.40%, $614,000	**	604,646
***	SEMPRA ENERGY	11/15/2020, 2.85%, $408,000	**	408,202
***	SHELL INTL	11/10/2020, 2.25%, $750,000	**	741,141
***	SHELL INTL FIN	08/21/2017, 1.13%, $910,000	**	907,395
***	SHELL INTL FIN BV	05/11/2020, 2.13%, $793,000	**	782,545
***	SOUTHERN PWR CO	06/01/2020, 2.38%, $373,000	**	363,418
***	SUMITOMO BKG	07/11/2019, 2.25%, $850,000	**	853,528
***	SUMITOMO BKG	01/16/2020, 2.45%, $500,000	**	502,886
***	SUMITOMO BKG	01/10/2019, 2.45%, $560,000	**	568,569
***	SUMITOMO MITSUI BKG	07/18/2017, 1.80%, $910,000	**	917,036
***	SUMITOMO MITSUI BKG	07/19/2018, 2.50%, $250,000	**	256,111
***	SUNTRUST	11/01/2018, 2.35%, $877,000	**	885,130
***	SUNTRUST BANK INC	05/01/2019, 2.50%, $550,000	**	555,093

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	d) Cost	(e) Current value
	Corporate bonds (continued)
***	SYNCHRONY FIN	08/15/2017, 1.88%, $133,000	**	$133,330
***	SYNCHRONY FIN	08/15/2019, 3.00%, $196,000	**	197,988
***	SYNCHRONY FINANCL	01/15/2019, 2.60%, $510,000	**	509,300
***	THERMO FISHER	02/01/2019, 2.40%, $102,000	**	103,003
***	TIAA AST MG	11/01/2019, 2.95%, $160,000	**	161,173
***	TIME WARNER INC	06/15/2018, 6.88%, $675,000	**	751,870
***	TJX COS INC	06/15/2021, 2.75%, $521,000	**	529,449
***	TORONTO DOM	04/30/2018, 1.40%, $1,460,000	**	1,451,513
***	TORONTO DOM BK	07/02/2019, 2.13%, $560,000	**	565,373
***	TORONTO DOMINI	09/10/2018, 2.63%, $1,563,000	**	1,605,934
***	TORONTO DOMINION	11/05/2019, 2.25%, $1,000,000	**	1,003,266
***	TOTAL CAP CDA L	01/15/2018, 1.45%, $621,000	**	621,421
***	TOTAL CAP INTL	06/28/2017, 1.55%, $610,000	**	611,664
***	TOTAL CAP INTL	01/10/2019, 2.13%, $1,700,000	**	1,720,740
***	TOTAL CAP INTL	06/19/2021, 2.75%, $550,000	**	548,451
***	TOTAL CAPITAL SA	02/17/2017, 1.50%, $630,000	**	634,632
***	TRANSCANADA PIPE	11/09/2017, 1.63%, $1,000,000	**	994,188
***	UBS AG STAM	08/14/2019, 2.38%, $830,000	**	836,815
***	UBS AG STAM CT	06/01/2017, 1.38%, $395,000	**	393,597
***	UBS AG STAMFORD	03/26/2018, 1.80%, $788,000	**	790,473
***	UNITED HEALTH	07/15/2020, 2.70%, $421,000	**	430,565
***	US BANK NA	01/30/2017, 1.10%, $1,120,000	**	1,123,584
***	US BANK NA CIN	10/28/2019, 2.13%, $1,215,000	**	1,219,040
***	VERIZON COMMUNS	02/21/2020, 2.63%, $1,508,000	**	1,527,829
***	VODAFONE GRUP PLC	02/19/2018, 1.50%, $580,000	**	576,781
***	VOLKSWAGEN	11/20/2018, 2.13%, $500,000	**	481,663
***	VOLKSWAGEN GRP	05/22/2020, 2.40%, $529,000	**	496,759
***	WAL MART STORES	04/22/2024, 3.30%, $557,000	**	578,732
***	WAL-MART STORES	04/11/2018, 1.13%, $1,170,000	**	1,168,128
***	WASHINGTON PG	04/01/2020, 3.85%, $530,000	**	539,703
***	WELLPOINT INC	08/15/2019, 2.25%, $550,000	**	551,366
***	WELLPOINT INC	07/15/2018, 2.30%, $412,000	**	415,681
***	WELLS FARGO & CO MTN	07/22/2020, 2.60%, $1,000,000	**	1,009,345
***	WELLS FARGO	01/22/2021, 3.00%, $1,040,000	**	1,065,297
***	WESTERN UN CO	08/22/2018, 3.65%, $500,000	**	519,154
***	WESTERN UNION CO	12/10/2017, 2.88%, $854,000	**	865,629
***	WESTPAC BANKING CRP	08/14/2017, 2.00%, $1,081,000	**	1,096,029
***	WISCONSIN ENERGY	06/15/2020, 2.45%, $301,000	**	299,893
***	WPACBKG	01/12/2018, 1.60%, $1,180,000	**	1,186,649
***	XEROX CORP	03/15/2019, 2.75%, $696,000	**	689,240
***	ZOETIS INC	11/13/2020, 3.45%, $145,000	**	145,836

	Total corporate bonds			$167,552,761

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds
***	FHLG 5.50% 03/34 #G01665	03/01/2034, 5.50%, $151,436	**	$170,182
***	FHLG 5.50% 05/34 #Z40042	05/01/2034, 5.50%, $1,135,440	**	1,276,232
***	FHLG 10YR 3.00% 08/21 #J16393	08/01/2021, 3.00%, $210,302	**	217,746
***	FHLG 10YR 3.00% 08/21 #J16442	08/01/2021, 3.00%, $190,918	**	197,777
***	FHLG 15YR 3.50% 10/26 #G14450	10/01/2026, 3.50%, $2,780,669	**	2,931,294
***	FHLG 15YR 4.00% 04/26 #E02867	04/01/2026, 4.00%, $151,863	**	162,286
***	FHLG 15YR 4.00% 06/24 #G18312	06/01/2024, 4.00%, $336,569	**	357,144
***	FHLG 15YR 4.00% 07/24 #G13596	07/01/2024, 4.00%, $270,512	**	287,049
***	FHLG 15YR 4.00% 09/25 #E02787	09/01/2025, 4.00%, $298,047	**	319,899
***	FHLG 15YR 4.00% 09/25 #G14376	09/01/2025, 4.00%, $227,754	**	241,677
***	FHLG 15YR 4.50% 08/18 #E98688	08/01/2018, 4.50%, $129,891	**	134,982
***	FHLG 15YR 5.00% 04/20 #G13598	04/01/2020, 5.00%, $204,378	**	213,356
***	FHLG 15YR 5.50% 03/19 #E01604	03/01/2019, 5.50%, $24,746	**	26,068
***	FHLG 15YR 2.50% 06/23#G14775	06/01/2023, 2.50%, $307,598	**	314,118
***	FHLG 15YR 2.50% 09/22#J20415	09/01/2022, 2.50%, $144,211	**	147,268
***	FHLG 20YR 5.50% 03/23 #D95897	03/01/2023, 5.50%, $19,233	**	21,332
***	FHLG 20YR 5.50% 04/24 #C90825	04/01/2024, 5.50%, $105,043	**	116,507
***	FHLG 20YR 5.50% 05/23 #C90676	05/01/2023, 5.50%, $39,110	**	43,379
***	FHLG 20YR 5.50% 07/23 #C90691	07/01/2023, 5.50%, $125,024	**	138,669
***	FHLG 20YR 6.00% 09/22 #C90580	09/01/2022, 6.00%, $41,256	**	46,586
***	FHLG 25YR 5.50% 07/35 #G05815	07/01/2035, 5.50%, $105,651	**	118,831
***	FHLM AR 12M+187.9 2.37% 10/42#849255	10/01/2042, 2.37%, $396,955	**	421,715
***	FHLM ARM 2.98% 08/41 #1B8533	08/01/2041, 2.98%, $153,330	**	163,102
***	FHLM ARM 3.07% 09/41 #1B8608	09/01/2041, 3.15%, $100,354	**	104,862
***	FHLM ARM 3.58% 04/40 #1B4702	04/01/2040, 2.53%, $86,979	**	92,375
***	FHLM ARM 4.19% 08/36 #848185	08/01/2036, 2.57%, $58,207	**	61,707
***	FHLM ARM 4.94% 11/35 #1J1228	11/01/2035, 2.46%, $113,122	**	119,111
***	FHLM ARM 3.22% 04/41#1B8179	04/01/2041, 3.22%, $48,754	**	50,961
***	FHLM ARM 3.24% 09/41#1B8659	09/01/2041, 3.21%, $48,229	**	50,432
***	FHLM ARM 3.28 06/41	06/01/2041, 3.30%, $53,932	**	56,784
***	FHLM ARM 3.46% 05/41#1B8304	05/01/2041, 3.44%, $40,741	**	42,442
***	FHLM ARM 3.53% 04/40 #1B4657	04/01/2040, 2.41%, $88,288	**	93,654
***	FHLM ARM 3.62% 06/41#1B8372	06/01/2041, 3.62%, $76,203	**	80,490
***	FHLM ARM 3.72% 05/41#1B8124	05/01/2041, 3.72%, $63,024	**	66,702
***	FNMA 6.50% 07/32 #545759	07/01/2032, 6.50%, $37,286	**	43,215
***	FNMA 6.50% 07/32 #545762	07/01/2032, 6.50%, $14,520	**	16,829
***	FNMA 6.50% 07/35 #745092	07/01/2035, 6.50%, $15,817	**	18,383
***	FNMA 6.50% 08/36 #888034	08/01/2036, 6.50%, $25,302	**	29,306
***	FNMA 6.50% 12/32 #735415	12/01/2032, 6.50%, $14,652	**	16,974
***	FNMA 10YR 2.50% 05/23 #MA1431	05/01/2023, 2.50%, $479,966	**	489,707
***	FNMA 10YR 2.50% 10/22#AB6544	10/01/2022, 2.50%, $220,869	**	225,352
***	FNMA 10YR 2.50% 10/22#AB6730	10/01/2022, 2.50%, $168,707	**	172,131
***	FNMA 15YR 3.50% 01/26 #AL1168	01/01/2026, 3.50%, $240,005	**	253,409
***	FNMA 15YR 3.50% 03/27 #AL1746	03/01/2027, 3.50%, $1,063,074	**	1,124,106
***	FNMA 15YR 3.50% 05/27 #AL1741	05/01/2027, 3.50%, $649,019	**	684,048

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)
***	FNMA 15YR 3.50% 05/27 #AL1751	05/01/2027, 3.50%, $248,482	**	$261,854
***	FNMA 15YR 6.50% 03/17 #254236	03/01/2017, 6.50%, $12,270	**	12,646
***	FNMA 5.50% 11/34 #310105	11/01/2034, 5.50%, $823,885	**	924,775
***	FNMA 6.50% 12/35 #AD0723	12/01/2035, 6.50%, $143,750	**	166,513
***	FNMA 6.50% 08/36 #888544	08/01/2036, 6.50%, $118,627	**	137,598
***	FNMA 6.50% 08/36 #AE0746	08/01/2036, 6.50%, $97,585	**	113,134
***	FNMA ARM 2.57% 10/41 #AH5261	10/01/2041, 2.53%, $196,617	**	209,074
***	FNMA ARM 2.61% 04/35 #995609	04/01/2035, 2.59%, $57,749	**	61,180
***	FNMA ARM 2.74% 08/41 #AH5259	08/01/2041, 2.79%, $254,814	**	271,013
***	FNMA ARM 3.01% 08/41 #AI4358	08/01/2041, 2.99%, $53,635	**	56,381
***	FNMA ARM 3.37% 09/41 #AI8935	09/01/2041, 3.35%, $86,279	**	91,805
***	FNMA ARM 3.47% 03/40 #AD0820	03/01/2040, 2.34%, $90,469	**	96,097
***	FNMA ARM 3.60% 03/40 #AD1555	03/01/2040, 2.46%, $114,338	**	121,680
***	FNMA ARM 4.21% 05/35 #889946	05/01/2035, 2.46%, $92,817	**	98,493
***	FNMA ARM 4.29% 12/33#AD0066	12/01/2033, 2.49%, $228,979	**	243,167
***	FNMA ARM 4.30% 02/35 #995017	02/01/2035, 2.36%, $172,734	**	182,116
***	FNMA ARM 4.53% 12/34 #802852	12/01/2034, 2.67%, $86,055	**	91,503
***	FNMA ARM 4.68% 11/34 #735011	11/01/2034, 2.41%, $98,498	**	103,612
***	FNMA ARM 2.56% 06/42#AO2244	06/01/2042, 2.56%, $64,505	**	66,209
***	FNMA ARM 2.98% 09/41#AI9813	09/01/2041, 2.98%, $45,991	**	48,037
***	FNMA ARM 2.99% 10/41#AJ3399	10/01/2041, 2.99%, $20,022	**	20,880
***	FNMA ARM 2.95% 11/40#AE6806	11/01/2040, 2.95%, $39,958	**	41,639
***	FNMA ARM 3.20% 01/40 #AC0599	01/01/2040, 2.23%, $169,275	**	179,317
***	FNMA ARM 3.24% 07/41#AI3469	07/01/2041, 3.24%, $67,416	**	70,955
***	FNMA ARM 3.35% 10/41#AI6819	10/01/2041, 3.35%, $36,439	**	38,073
***	FNMA ARM 3.55% 07/41#AI6050	07/01/2041, 3.55%, $85,355	**	89,990
***	FNMA ARM 4.51% 11/36 #995606	11/01/2036, 2.44%, $172,577	**	182,777
***	FNMA ARM 4.53% 07/35 #995414	07/01/2035, 2.51%, $154,888	**	164,609
***	FNMA ARM 4.55% 10/35 #995415	10/01/2035, 2.37%, $444,819	**	468,680
***	GNMA 30YR 5.50% 06/35#783800	06/15/2035, 5.50%, $151,728	**	171,321
***	GNMA 30YR 5.50% 11/35#783799	11/15/2035, 5.50%, $322,389	**	363,464

	Total residential mortgage-backed bonds			17,108,771

	US Treasury, government and agency bonds
***	FHLB	05/24/2017, 0.88%, $565,000	**	564,741
***	FHLG	08/01/2026, 3.50%, $1,331,664	**	1,400,886
***	FHLMC	01/27/2017, 0.50%, $5,040,000	**	5,030,489
***	FHLMC	02/22/2017, 0.88%, $876,000	**	878,133
***	FNMA	07/20/2018, 1.13%, $2,446,000	**	2,448,613
***	FNMA	12/14/2018, 1.13%, $2,665,000	**	2,646,252
***	FNMA	06/22/2020, 1.50%, $606,000	**	598,923
***	FNMA	11/30/2020, 1.50%, $1,425,000	**	1,402,141
***	FNMA	09/18/2018, 1.88%, $4,197,000	**	4,279,117
***	FNMA	12/28/2020, 1.88%, $1,715,000	**	1,715,165

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	US Treasury, government and agency bonds (continued)
***	FNMA	01/01/2027, 3.50%, $434,729	**	$458,125
***	FNMA	07/01/2026, 3.50%, $95,913	**	101,000
***	FNMA	09/01/2029, 3.50%, $862,240	**	912,281
***	FNMA	10/01/2029, 3.50%, $366,125	**	387,374
***	UST NOTES	06/30/2019, 1.63%, $17,665,000	**	17,748,514
***	UST NOTES	07/031/2020, 1.63%, $20,000,000	**	20,045,565
***	USTN	07/31/2017, 0.50%, $54,800,000	**	54,500,375
***	USTN	06/30/2017, 0.75%, $13,000,000	**	12,960,150
***	USTN	05/15/2017, 0.88%, $9,987,000	**	9,992,501
***	USTN	10/15/2017, 0.88%, $7,310,000	**	7,302,191
***	USTN	05/15/2018, 1.00%, $8,732,000	**	8,700,907
***	USTN	12/15/2018, 1.25%, $16,340,000	**	16,317,232
***	USTN	03/31/2020, 1.38%, $14,331,000	**	14,207,840
***	USTN	02/28/2019, 1.38%, $9,037,000	**	9,074,353
***	USTN	01/31/2019, 1.50%, $3,277,000	**	3,309,617
***	USTN	12/31/2018, 1.50%, $1,063,000	**	1,068,074
***	USTN	04/30/2019, 1.63%, $2,831,000	**	2,855,833

	Total US Treasury, government and agency bonds			200,906,392

	Common stock - finance
*	AXA ADR FUND	3,002,681 Shares	**	82,217,268

	Index mutual funds
*	Fidelity Management Research Company	Spartan Extmk Ind Advan	**	77,680,948
*	State Street Bank and Trust Company	Intertnl Index Non Lend Cl A	**	60,875,955
*	State Street Bank and Trust Company	Russel SM/MID Cap Idx Nl Cl A	**	33,405,614
*	State Street Bank and Trust Company	S&P 500 Index Non Lending Cl A	**	183,262,594
*	State Street Bank and Trust Company	Tuckerm Glb Liq Rl Est Nl Cl A	**	45,610,333
*	State Street Bank and Trust Company	US Bond Index Non Lending Cl A	**	52,279,164
*	State Street Bank and Trust Company	US Infl Prot BD Idx Nl Cl A	**	30,805,399
*	State Street Bank and Trust Company	US ST Govt Crd Bd Idx Nl Cl A	**	10,507,746

	Total index mutual funds			494,427,753

	Balanced mutual funds
*	Dodge & Cox	Dodge & Cox Balanced Fund	**	76,220,931

	Growth mutual funds
*	BlackRock EAFE Eq	BlackRock EAFE Equity Index Fund	**	42,773,352
*	BlackRock Eq Ind	BlackRock Equity Index Fund	**	148,840,184

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Growth mutual funds (continued)
*	Calvert Asset Management Co Inc	Calvert Equity I	**	$21,227,693
*	Int’l Growth K	Int’l Growth K	**	19,075,818
*	AXA Large cap G	AXA Large cap G	**	36,823,294
*	EQ Advisors Trust	EQ/AB Small Cap Growth A	**	28,446,669
*	EQ Advisors Trust	EQ/ AB Small Cap Growth K	**	6,093,730
*	EQ Advisors Trust	EQ GAMCO Small Company Value K	**	47,349,028
*	EQ Advisors Trust	EQ International Growth K	**	20,306,572
*	Morgan Stanley Investments LP	Morgan Stanley Inst’l Midcap Growth	**	38,320,648

	Total growth mutual funds			409,256,988

	Fixed income mutual funds
*	State Street Bank and Trust Company	AB US Yield Coll Inv Trst	**	26,930,540
*	AB High Yield	AB High Yield	**	21,389,345
*	AXA Equity Large Cap Value	AXA Equity Large Cap Value	**	33,257,490
*	Blackrock Strategic	EQ/Intl Growth A	**	19,588,752
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio	**	4,827,454
*	GS High Yield Inst	GS High Yield Inst	**	39,869,142
*	Sate Street Global Advisors	SSGA U.S. Government Short Term Investment Fund Class A	**	3,723,056

	Total fixed income mutual funds			149,585,779

	Other mutual funds
*, 1	Dodge & Cox International Stock	Dodge & Cox International Stock	**	45,248,476

	GIC Wrappers
	State St Bk & Tr Co Boston	Contract # 1007007	**	93,844

	Short-term investments
***	FNMA	11/01/2016, 6.00%, $2,940	**	2,995
	Interest bearing cash held in Clearing Account		**	21,030,876

	Total short-term investments			21,033,871

	Subtotal			1,780,225,456

	Notes receivable from participants
	Notes receivable from participants	4.25% to 9.25%	**	24,730,624

	Total			$1,804,956,080

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 21, 2016	By:	/s/ Barbara Lenkiewicz
BARBARA LENKIEWICZ
Chairperson of The Administrative
Committee of Benefit Plans of AXA
Equitable Life Insurance Company (Plan
Fiduciary) and Lead Director of AXA
Equitable Life Insurance Company (Plan
Sponsor)

Dated: June 21, 2016	By:	/s/ Glen Gardner
GLEN GARDNER
Chairperson of The Investment
Committee of Benefit Plans of AXA
Equitable Life Insurance Company (Plan
Fiduciary) and Vice President of AXA
Equitable Life Insurance Company (Plan
Sponsor)